Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Three Months Ended 30 June 2022
Key Information	Three Months Ended 30 June
	FY 2023 US$M	FY 2022 US$M	Movement
Net Sales From Ordinary Activities	1,000.9	843.3	Up	19%
Profit From Ordinary Activities After Tax Attributable to Shareholders	163.1	121.4	Up	34%
Net Profit Attributable to Shareholders	163.1	121.4	Up	34%
Net Tangible Assets per Ordinary Share	US$2.22	US$1.80	Up	23%

Dividend Information
•The FY2022 second half ordinary dividend (“FY2022 second half dividend”) of US30.0 cents per security was paid to CUFS holders on 29 July 2022.
•The record date to determine entitlements to the FY2022 second half dividend was 27 May 2022 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).
•The FY2022 second half dividend was, and future dividends will be unfranked for Australian taxation purposes.
•The Company was required to deduct Irish DWT of 25% of the gross dividend amount from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The Australian currency equivalent amount of the FY2022 second half dividend paid to CUFS holders was 42.0 Australian cents.
•No dividend reinvestment plan was in operation for the FY2022 second half ordinary dividend.

Movements in Controlled Entities during the three months Ended 30 June 2022
The following entity was created: James Hardie Fiber Cement Europe GmbH (29 June 2022).

The following entity was dissolved: SNC Parc 3 (30 June 2022).

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this Report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the three months Ended 30 June 2022

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2022 Annual Report which can be found on the company website at https://ir.jameshardie.com.au/.